EXHIBIT 3.1

AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
WDO CORPORATION

We the undersigned President and Secretary of WDO CORPORATION do hereby certify that:

1.	The Articles of Incorporation of said corporation are amended and restated to read in full as follows:

     FIRST: The name of the corporation is WDO Corporation (hereinafter, the “Corporation”).

     SECOND: The authorized capital stock of the Corporation shall consist of a total of One Hundred Million (100,000,000) shares of stock which are divided into classes and which have such designations, preferences, limitations and relative rights as follows:

          A. Eighty Million (80,000,000) shares of common stock with a par value of $0.001 per share, designated as “Common Stock.”

          B. Twenty Million (20,000,000) shares of preferred stock of $0.001 par value, designated as “Preferred Stock.” The Board of Directors is vested with the authority to authorize by resolution from time to time the issuance of the Preferred Shares in one or more series, and to prescribe the number of Preferred Shares within each such series and the voting powers, designations, preferences, limitations, restrictions and relative rights of each such series, including preferences and relative rights that may be superior to the Common Shares.

     THIRD: The governing board of this Corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of this Corporation.

     FOURTH: The holder of each share of Common Stock shall have the right to one vote, and shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of this Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

     FIFTH: To the fullest extent permitted by Nevada law as the same exists or may hereafter be amended, the officers, directors, employees and agents of the Corporation shall be released from personal liability for damages to the Corporation or its stockholders, including, without limitation, damages due to breach of fiduciary duty as such officer, director, employee or agent.

     SIXTH: To the fullest extent permitted by Nevada law, the Corporation shall advance expenses to its officers, directors, employees and agents to defend claims made against them because they were or are officers, directors, employees or agents of the Corporation and shall indemnify its officers, directors, employees and agents from liability for expenses incurred as a result of such claims. The Corporation is further authorized to provide indemnification of officers, directors, employees and agents for breach of duty to the Corporation and its stockholders through bylaw provisions or through agreements with agents, or both, in excess of the indemnification otherwise permitted by law, subject to any limits on such excess indemnification as set forth therein.

2.	The foregoing Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors.

3.	The foregoing Amended and Restated Articles of Incorporation have been duly approved by the required vote of stockholders in accordance with sections 78.390 and 78.403 of the Nevada Revised Statutes. The total number of outstanding shares of Common Stock of the Corporation is 20,000,000, of which 19,000,000 have voted in favor of the Amended and Restated Articles of Incorporation. There are no outstanding shares of Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required under the law and the Articles of Incorporation in effect at the time of this amendment was more than fifty percent (50%) of the outstanding Common Stock.

     Executed this 24th day of September, 2002.

/s/ William D. O’Neal William D. O’Neal President

/s/ Stephen F. Burg Stephen F. Burg Secretary

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